

02007879

RECD S.E.C.
JUN 28 2002
503

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/01 (MM/DD/YY) AND ENDING 04/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centaurus Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 City Boulevard West, Suite 2010
(No. and Street)

Orange,	CA	92868
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Ronald King (714) 456-1790
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222		Mission Viejo, CA	92691
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Ronald King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centaurus Financial, Inc., as of April 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SCOTT PETERS
COMM. #1252097
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. Jan. 30, 2004
AVR1

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - APRIL 30, 2002

CENTAURUS FINANCIAL, INC.
(Name of Respondent)

333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868
(Address of Principal Executive Office)

Mr. J. Ronald King
CENTAURUS FINANCIAL, INC.
333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTAURUS FINANCIAL, INC.

Table of Contents

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Centaurus Financial, Inc.
Orange, California

We have audited the accompanying balance sheets of Centaurus Financial, Inc. as of April 30, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2002 and 2001, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
June 20, 2002

CENTAURUS FINANCIAL, INC.
Balance Sheets
April 30,

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$3,413,964	$2,552,233
Accounts receivable - Note 1	1,165,124	821,434
Prepaid expenses and other assets	377,572	335,289
Due from affiliates	20,000	182,847
TOTAL CURRENT ASSETS	4,976,660	3,891,803
Fixed Assets - at cost - net of accumulated depreciation of $94,613 and $78,803 in 2001 and 2000 - Notes 1 and 2	12,300	21,624
TOTAL ASSETS	$4,988,960	$3,913,427

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Commissions payable	$2,048,802	$1,693,088
Accounts payable and other liabilities	1,064,247	929,999
Income taxes payable - Note 6	10,395	-
TOTAL CURRENT LIABILITIES	3,123,444	2,623,087
Subordinated loans - Note 3	250,000	250,000
Interest payable - Note 3	145,850	128,350
TOTAL LIABILITIES	3,519,294	3,001,437
COMMITMENTS AND CONTINGENCIES - Note 5		
STOCKHOLDERS' EQUITY		
Capital Stock - 10,000,000 shares authorized, 126,756 and 122,667shares issued and outstanding	359,721	280,375
Retained earnings	1,109,945	631,615
TOTAL STOCKHOLDERS' EQUITY	1,469,666	911,990
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,988,960	$3,913,427

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Operations

For The Years Ended April 30,

	2002	2001
REVENUES		
Commission income	$29,339,677	$27,937,052
Interest	42,764	98,056
Other income	581,231	787,967
TOTAL REVENUES	29,963,672	28,823,075
EXPENSES		
Commission expense	26,048,999	24,883,826
Salaries	1,628,075	1,602,200
Depreciation	15,810	23,356
Interest	17,558	17,682
Other operating expenses	1,374,831	1,421,237
TOTAL EXPENSES	29,085,273	27,948,301
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	878,399	874,774
PROVISION FOR INCOME TAXES - Note 6		
Current	345,689	369,050
TOTAL PROVISION FOR INCOME TAXES	345,689	369,050
NET INCOME	$ 532,710	$ 505,724

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Changes in Stockholders' Equity

For The Years Ended April 30, 2002 and 2001

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2000	$201,029	$ 357,409	$ 558,438
Dividends	-	(231,518)	(231,518)
Stock Issuance	79,346	-	79,346
Net Income	-	505,724	505,724
Balance - April 30, 2001	280,375	631,615	911,990
Dividends	-	(54,380)	(54,380)
Stock Issuance	79,346	-	79,346
Net Income	-	532,710	532,710
Balance - April 30, 2002	$359,721	$1,109,945	$1,469,666

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
Statements of Cash Flows
For The Years Ended April 30,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 532,710	$ 505,724
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	15,810	23,356
Changes in assets and liabilities:		
Increase (Decrease) in accounts receivable	(343,690)	413,296
Decrease (Increase) in due from affiliate	162,847	(71,181)
Increase in prepaid expenses and other assets	(42,283)	(165,639)
Increase in accounts payable and other liabilities	134,248	402,323
Increase (Decrease) in commissions payable	355,714	(1,298,831)
Increase in interest payable	17,500	17,500
Increase (Decrease) in income taxes payable	10,395	(473,402)
Net cash provided (consumed) by operating activities	843,251	(646,854)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(6,486)	(10,349)
Net cash consumed by investing activities	(6,486)	(10,349)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock issuance	79,346	79,346
Payment of dividends	(54,380)	(231,518)
Net cash consumed by financing activities	24,966	(152,172)
Net increase (decrease) in cash	861,731	(809,375)
CASH BALANCE - beginning	2,552,233	3,361,608
CASH BALANCE - ending	$3,413,964	$2,552,233
Supplemental disclosure of cash flow information:		
Interest paid	$ 58	$ 182
Income taxes paid	$ 361,565	$ 499,811

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

April 30, 2002 and 2001

BALANCE - April 30, 2000	$250,000
Activity – None	-
BALANCE - April 30, 2001	250,000
Activity – None	-
BALANCE - April 30, 2002	$250,000

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a wholly-owned subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes - a provision has been made for the estimated amount of income taxes which are payable currently and in the future (See Note 6). Deferred income taxes are computed annually in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, when applicable.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Financial Statements of Income for the years ended April 30, 2002 and 2001.

NOTE 2 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2002 and 2001, consist of the following:

	2002	2001
Office furniture and fixtures	$ 38,403	$ 38,403
Computer equipment	68,510	62,024
	106,913	100,427
Less accumulated depreciation	(94,613)	(78,803)
Net fixed assets	$ 12,300	$ 21,624

Depreciation expense was $15,810 and $23,356 for the years ended April 30, 2002 and 2001, respectively.

NOTE 3 - SUBORDINATED LOANS

The borrowings under a subordination agreement with Federation of Financial Services, Inc. (See "The Company" Note) as of April 30, 2002 and 2001 is as follows:

	2002	2001
Note payable, bearing interest at 7.0% per annum, maturing January 2003	$250,000	$250,000

The subordinated borrowing and the accrued interest is covered by agreements approved by the National Association of Securities Dealers (NASD) and is available in computing net capital under the Securities and Exchange commission uniform net capital rule. The terms of the subordinated loan agreement includes certain covenants and restrictions as to the repayment of this loan. Interest in the amount of $145,850 and $128,350 has been accrued on this loan as of April 30, 2002 and 2001 respectively.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2002 and 2001, the Company had net capital of $1,486,484 and $815,964 which was $1,386,484 and $715,964 in excess of its required net capital of $100,000 for each year.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In February 1999, the Company moved its operations to Orange, California, and obtained a lease for a five year term. The operating lease currently calls for monthly payments of $10,418. Rent expense was $129,463 and $117,945, respectively, for the years ended April 30, 2002 and 2001.

The Company also has three equipment leases that have been recorded as operating leases, with payments ranging from $330 to $550 per month, expiring at various dates through January 2003.

The following is a schedule of minimum lease payments for the next two years:

2003	134,422
2004	104,404
	$238,826

NOTE 6 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2002 and 2001 consist of the following:

2002	Current	Deferred	Total
Federal	$264,126	$ -	$264,126
State	81,563	-	81,563
	$345,689	$ -	$345,689
2001			
Federal	$268,500	$ -	$268,500
State	100,550	-	100,550
	$369,050	$ -	$369,050

NOTE 6 - **PROVISION FOR INCOME TAXES (continued)**

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

NOTE 7 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with a financial institution in which depository account balances exceed $100,000.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company has an agreement with Broker Design & Development, Inc. "BD&D", an affiliated corporation, which provides continuing education, product development and related support services to the Company. For the year ended April 30, 2001, the Company paid BD&D $45,000, in connection with this agreement.

The Company also has an agreement with Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar and convention support to the Company. For the years ended April 30, 2002 and 2001, the Company paid Hamilton $42,525 and $48,905, respectively, in connection with this agreement.

NOTE 9 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $14,915 and $13,735 for the years ended April 30, 2002 and 2001, respectively.

CENTAURUS FINANCIAL, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

April 30,

	2002	2001
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$1,469,666	$ 911,990
Additions :		
Subordinated loans	250,000	250,000
Accrued interest - subordinated loans	128,350	128,350
Deductions:		
Fixed Assets - net	(12,300)	(21,624)
Prepaid expenses and other assets	(277,512)	(235,289)
Due from affiliates	(20,000)	(182,847)
Haircut on securities	(51,660)	(34,616)
Net Capital	$1,486,484	$ 815,964
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Excess net capital	$1,386,484	$ 715,964
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$1,174,140	$ 553,656
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$3,123,444	$2,623,087
Ratio of aggregate indebtedness to net capital	4.76	3.21

RECONCILIATION

The following is a reconciliation as of April 30, 2002 and 2001, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2002	2001
Net Capital - Company's computation	$1,313,746	$ 701,084
Reconciling items:		
Accrual of bonuses	(282,143)	(290,863)
Tax provision adjustment	525,667	646,578
Other net audit adjustments	(70,786)	(240,835)
Net Capital	$1,486,484	$ 815,964

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2002 and 2001

The respondent claims an exemption from Rule 15c3-3 under Section (K)(2)(B).

CENTAURUS FINANCIAL, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

April 30, 2002 and 2001

Not applicable.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Centaurus Financial, Inc.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), for the year ended April 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Mission Viejo, California
June 20, 2002

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2002 AND 2001

LaVine & Associates • Certified Public Accountants, Inc.